UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A publicly held company
CNPJ/MF. N.º 60.643.228/0001-21
NIRE 35.300.022.807

Call Notice
Extraordinary Shareholders’ General Meeting

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited to the Extraordinary Shareholders’ General Meeting to be held September 30, 2010 at noon, at the Company’s headquarters at Alameda Santos, n.º 1.357, 6th floor, in the City of São Paulo, to deliberate the following matters on the Agenda:

(a)                     approval of the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company, executed September 13, 2010 (the “Protocol and Justification”);

(b)                     ratification of the appointment and contracting of Baker Tilly Brasil as the specialized company responsible for assessing the net book value of Alícia Papéis S.A. and preparing the respective report on its net book value (the “Assessment Report”);

(c)                     examination, discussion and vote on the Assessment Report;

(d)                     merger of the whole net book value of Alicia Papéis S.A. into the Company, in accordance with the terms and conditions established in the Protocol and Justification, with no increase in the value of the Company’s stock, and with the consequent extinction, by merger, of Alícia Papéis S.A.;

(e)                     authorization for the Company’s Executive Officers to take all actions and make any arrangements necessary to implement the merger of Alícia Papéis S.A.; and

(f)                     other matters in the Company’s corporate interest.

Copies of the documents to be discussed in this General Meeting (including information on the assessors as required by article 21 of CVM Instruction 481 of December 17, 2009) are available to shareholders at Fibria’s headquarters and on the websites of Fibria (www.fibria.com.br/Investidores), the CVM (www.cvm.gov.br) and the BM&FBovespa (www.bmfbovespa.com.br).

The shareholders’ attorneys in fact and representatives may participate in the Shareholders’ General Meeting if they deposit their respective papers of appointment and representation at Fibria’s headquarters at least 3 business days before the meeting, pursuant to art. 28, §4 of the Bylaws).

The Company’s website (www.fibria.com.br/ir) lists the documents to be provided by shareholders.

Finally, under the terms of article 126 of Law n.º 6.404/76, shareholders must show their I.D. and proof of deposit of shares in the Company as issued by the depositary financial institution, and may be represented by agents, subject to applicable legal restrictions.

São Paulo, September 15, 2010.

FIBRIA CELULOSE S.A.
José Luciano Duarte Penido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 15, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO